Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

VOLUNTARY ANNOUNCEMENT

PURCHASE OF SHARES ON MARKET

PURSUANT TO POST-IPO SHARE SCHEME

Reference is made to the Post-IPO Share Scheme (the “Scheme”) of KANZHUN LIMITED (the “Company”) conditionally approved and adopted on December 14, 2022, which took effect upon the listing of the class A ordinary shares of the Company (the “Class A Ordinary Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited on December 22, 2022 and the voluntary announcements of the Company dated May 24 and 27, 2024 in relation to purchase of shares for the Scheme. The trustee of the Scheme (the “Trustee”) had further purchased a total of 493,396 Class A Ordinary Shares (in the form of 246,698 American Depository Shares) from the open market to hold on trust for the Eligible Participants (as defined in the Scheme) on June 17, 2024, pursuant to the terms and conditions of the Scheme, funded by the Company’s internal resources. Details of the Class A Ordinary Shares purchased and held by the Trustee on trust are as follows:

Date of purchase:	June 17, 2024

Total number of Class A Ordinary Shares purchased:	493,396

Percentage of the Class A Ordinary Shares purchased to the total number of issued and outstanding shares of the Company as at June 17, 2024:	Approximately 0.06%

Average consideration (excluding all the relevant expenses) per Class A Ordinary Share purchased:	US$10.13

Balance of Class A Ordinary Shares held by the Trustee immediately after the purchase:	1,489,236

The Company will from time to time review and determine at its absolute discretion such number of Class A Ordinary Shares to be awarded to the Eligible Participants as it may deem appropriate. As of the date of this announcement, nil share award held by the Trustee has been awarded to any Eligible Participant.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, June 18, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive directors.

2